

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 16, 2016

Via E-mail
Sonja K. McClelland
Vice President, Secretary, Treasurer
  and Chief Financial Officer
Hurco Companies, Inc.
One Technology Way
Indianapolis, Indiana 46268

> **Re: Hurco Companies, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2015**
> **Filed January 8, 2016**
> **File No. 000-09143**

Dear Ms. McClelland:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery